File No. 812-13971

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of: DOMINI SOCIAL INVESTMENT TRUST and DOMINI SOCIAL INVESTMENTS LLC

March 15, 2012

First Amended and Restated Application

for an Order of Exemption pursuant to Section 6(c) of the

Investment Company Act of 1940 (the “1940 Act”) from:

(1) certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and

(2) certain disclosure requirements under various rules and forms.

Please direct all communications concerning this Application and orders to:

Megan L. Dunphy	Roger P. Joseph, Esq.
Deputy General Counsel	Bingham McCutchen LLP
Domini Social Investments LLC	One Federal Street
532 Broadway, 9th Floor	Boston, Massachusetts 02110
New York, NY 10012-3939

This Application (including exhibits) consists of 23 pages.

I.	INTRODUCTION

Domini Social Investment Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each a “Series”), on its own behalf an on behalf of each existing Series,1 as well as future Series of the Trust, and Domini Social Investments LLC (the “Adviser” and together with the Trust, the “Applicants”), the investment adviser to the Series, hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (as so amended, the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”),2 including a majority of those who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust or of the Adviser (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select certain investment Subadvisers (each a “Subadviser” and collectively, the “Subadvisers”)3 to manage all or a portion of the assets of one or more of the Series pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors4 (included in the term “Adviser”); (b) uses the manager of managers structure (the “Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions set forth herein (together with the current Series, each a “Subadvised Fund” and collectively, the “Subadvised Funds”). The only existing registered open-end investment companies that currently intend to

1 The current Series of the Trust include the Domini Social Equity Fund, Domini International Social Equity Fund and Domini Social Bond Fund.

2 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below)

3 The requested relief set forth in this Application will not extend to any Subadviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Trust or a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Subadviser to a Subadvised Fund (an “Affiliated Subadviser”).

4 For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

rely on the requested order are named as Applicants. Each Series that is or currently intends to be a Subadvised Fund, and each Subadviser to a Subadvised Fund that currently intends to rely on the requested order, is identified in this Application. If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund will precede the name of the Subadviser.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.	BACKGROUND

A.	THE TRUST

The Trust is an open-end management investment company that was organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts on June 7, 1989, commenced operations on June 3, 1991, and is registered under the 1940 Act. The Board consists of five members (the “Trustees”), four of which are Independent Trustees. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of the Trust. The current Series of the Trust are the Domini Social Equity Fund, Domini International Social Equity Fund, and Domini Social Bond Fund.

Each Series may offer shares with its own distinct investment objectives, policies and restrictions and is managed by the Adviser and a Subadviser. Each of the Series currently offers or will offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	THE ADVISER

The Adviser, a New York limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as investment adviser to each Series pursuant to an investment advisory agreement with the Trust (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”). The current Adviser’s business address is 532 Broadway, 9th Floor, New York, NY 10012. Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. Domini Social Investments LLC and other Advisers will enter into investment advisory agreements with respect to future Subadvised Funds, such agreements included in the term “Investment Advisory Agreements.”

Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, (i) furnishes a continuous investment program for each Series; (ii) determines the investments to be purchased, held, sold or exchanged by each Series and the portion, if any, of the assets of the Series to be held uninvested; and (iii) makes changes in the investments of each Series; and (iv) manages, supervises, and conducts the other affairs and business of the Series and matter incidental thereto. The Adviser also may place orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser periodically reviews each Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by its Board. Consistent with the terms of each Subadvised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Series (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Series to a Subadviser. The Adviser has overall responsibility for the management and investment of the assets of each Series and, with respect to each Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of that Subadvised Fund’s assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Subadvisers to manage the assets (or portion thereof) of Subadvised Funds, monitors and reviews the Subadviser and its performance and its compliance with that Subadvised Fund’s investment policies and restrictions.

For its services to each Series, the Adviser receives an investment advisory fee from that Series as specified in the applicable Investment Advisory Agreement based on each Series’ average daily net assets. In the interest of limiting the expenses of the Series, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Series. In this regard, the Adviser has entered into an expenses waiver agreement with the Trust on behalf of each Series (the “Expense Waiver Agreement”). Pursuant to the Expense Waiver Agreement, the Adviser agrees to waive or reduce its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of each Series. This limit excludes certain of the Series’ expenses, such as brokerage costs, interest, taxes and dividends, and extraordinary expenses. The Subadviser will receive investment advisory fees from the Adviser or the Subadvised Fund on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees are calculated for the particular Subadvised Fund managed by that Subadviser. The fee paid to the Subadviser results from the negotiations between the Adviser and the particular Subadviser and is approved by the Board, including a majority of the Independent Trustees.

The terms of the Investment Advisory Agreements comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement was approved or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

C.	THE SUBADVISERS

Pursuant to the authority under the Trust’s Investment Advisory Agreements applicable to the Series, the Adviser has entered into Subadvisory Agreements with two Subadvisers to serve as Subadvisers to each of the Series.5 Each Series currently engages one Subadviser to achieve its investment objectives. Each Series and each other Subadvised Fund may engage multiple Subadvisers.

The Adviser may also, in the future, enter into Subadvisory Agreements on behalf of other Subadvised Funds. Each Subadviser is, and any future Subadvisers will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act. The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Subadvisers recommended to the Board are, and the Subadvisers identified above were, selected and initially approved by the Board, including a majority of the Independent Trustees.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Subadvisory Agreements, including the fees paid to the Subadviser, with the Subadvisers and make recommendations to the Board as needed. The specific investment decisions for each Subadvised Fund will be made by that Subadviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.

Each Subadvisory Agreement was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder. In addition, the

5 As of the date of this Application, the Adviser has entered into Subadvisory Agreements with: (i) Wellington Management Company LLP as a subadviser to manage the Domini Social Equity Fund and Domini International Social Equity Fund; and (ii) Seix Investment Advisors LLC, a wholly-owned subsidiary of RidgeWorth Capital Management, as a subadviser to manage the Domini Social Bond Fund. Neither of the existing subadvisers is affiliated with the Adviser.

terms of each Subadvisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement precisely describes the compensation that the Subadviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Subadviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. The Applicants will continue the shareholder approval process for Subadvisory Agreements until such time as the Commission grants the exemptive relief requested herein.

For their services under their respective Subadvisory Agreements, each Subadviser currently receives from the Adviser out of its advisory fee a fee based on a percentage of the Fund’s average daily net assets (the “Subadvisory fees”). Each Subadviser, at its discretion, may voluntarily waive all or a portion of its respective Subadvisory fee. Each Subadviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. Where the Adviser is responsible for paying subadvisory fees to the Subadviser, the Adviser will compensate each Subadviser out of the fee paid to the Adviser under the relevant Investment Advisory Agreement. All Subadvisers are currently compensated by the Adviser out of the advisory fees the Adviser receives pursuant to the relevant Investment Advisory Agreement (or out of the Adviser’s other assets) and not by the Subadvised Funds directly. Subadvised Funds may directly pay advisory fees to Subadvisers in the future. Because Applicants propose to have some Subadvised Funds pay Subadvisers directly, any amendment to a Subadvisory Agreement that would increase the total management and advisory fees payable by a Subadvised Fund would require shareholder approval even after the requested order is issued.

Under the Manager of Managers Structure, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released. Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Subadvised Funds. If a Subadvised Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Subadvised Fund or its Subadviser (such as a departure from the Subadvised Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Subadvised Fund’s investment objective. The Adviser will monitor possible replacement Subadvisers for the Subadvised Funds so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expense and may delay the implementation of the change.

III.	EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in Subadvisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.6

A Subadvised Fund will be required, as provided in condition 1 below, to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. A Subadvised Fund’s prospectus will, at all times following such shareholder approval, contain the disclosure required by condition 2 to this Application, provided that if a Subadvised Fund gets shareholder approval of the Manager of Managers Structure prior to the requested order being granted, the Subadvised Fund’s prospectus will disclose at all times following that approval the fact that the Subadvised Fund may apply or has applied for this exemptive relief, as applicable, and the potential existence, substance and effect of an order and the other disclosures provided for in condition 2 below. Each of the existing Subadvised Funds has obtained the required Shareholder approval of the Manager of Managers Structure and has disclosed in its prospectus the required disclosure at all times subsequent to the approval required by Condition 1 below. The prospectus for future Subadvised Funds will contain the disclosure required by Condition 1 below at all times subsequent to the approval required by Condition 1 below.

If the requested order is granted, each Subadvisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Subadviser; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Subadviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

6 The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

IV.	APPLICABLE LAW AND DISCUSSION

A.	SHAREHOLDER VOTE

1.	Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements with the Subadvisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements. Therefore, without the exemption applied for herein, the Subadvised Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or materially amending an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

2.	Discussion

Applicants seek relief to permit the Subadvised Fund and/or the Adviser to enter into and materially amend a Subadvisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates or intends to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15 (a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Necessary or Appropriate in the Public Interest

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Subadvisers who make the day-to-day investment decisions for each Subadvised Fund. This is a service that the Adviser believes will add value to the investment of each Subadvised Fund’s shareholders because the Adviser will be able to select those Subadvisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Funds’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund’s investment objective. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each Subadviser out of the investment management fee or from other Adviser assets. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Subadvisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Subadviser is proposed for retention by a Subadvised Fund, shareholders of that Subadvised Fund would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Subadvisory Agreement were “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser. In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to the affected Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser — the selection, supervision and evaluation of the Subadvisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. The Trust is not required, and future Subadvised Funds are not expected to be required, to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser that is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust, and the Subadvised Fund — the affected Subadvised Fund may be forced to operate without a Subadviser or with less than optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operation of the Subadvised Fund.

(b)	Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Subadvisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the Board consider the Subadviser’s compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services. The Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees to be paid by each applicable Subadvised Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers of the applicable Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application). If a new Subadviser is retained or a Subadvisory Agreement materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended. If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement7 and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Section 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

7 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address;(d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an Information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below). Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

3.	Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Subadvisory contracts.8 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.9 The relief sought in this Application is fully consistent with his public policy.

The Investment Advisory Agreement for each Subadvised Fund and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may exchange their shares for those of another Series or may redeem their shares.

B.	DISCLOSURE OF SUBADVISERS’ FEES

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser… under the investment advisory contract for the last three fiscal years.”

8 See Section 1(b)(6) of the 1940 Act.

9 Hearings on S. 3580 before a Subcomm. of the Senate Comm. On Banking and Currency, 76th Cong. 3d. Sess. 253 (1940) (statement of David Schenker).

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Subadvisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Subadviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Subadvised Fund among Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Subadviser or may have the Subadvised Fund compensate the Subadviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of Subadvisory fees it has paid to the Subadviser. Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Subadviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Subadviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be told the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.10

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to

10 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by Subadviser.

another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower Subadvisory fees with the Adviser if the lower fees are not required to be made public.

C.	PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (August 1, 2011) (notice) and 29783 (September 7, 2011) (order) (“Pax”). Sterling Capital Funds and Sterling Capital Management LLC, Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445(September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Highland; Northern Lights; Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order); Strategic Funds, Inc., Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order); GE Funds, Release No. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, Inc., Release Nos. 28769 (June 22, 2009) and 28820 (July 20, 2009) (order); Trust for Professional Managers, Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Release Nos. 28010 (October 2, 2007) (notice) and 13419 (October 29, 2007) (order); Trust for Professional Managers, Inc., Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); Forum Funds, Release No. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order); JNL Series Trust, Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order); Oppenheimer Select Managers, Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003); and AB Funds Trust and SBC Financial Services, Inc., Release Nos. 25805 (November 19, 2002) (notice) and 25848 (December 17, 2002) (order).

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2) The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

(3) Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

(4) The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

(5) At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6) Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(7) Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

(8) Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9) Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

(10) The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

(11) No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

(12) Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13) In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14) For Subadvised Funds that pay fees to a Subadviser directly from fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Trust is attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 532 Broadway, 9th Floor, New York, NY 10012-3939, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth on the first page of the Application:

DOMINI SOCIAL INVESTMENT TRUST

By: /s/ Carole M. Laible
Name: Carole M. Laible
Title: Vice-President and Treasurer

DOMINI SOCIAL INVESTMENTS LLC

By: /s/ Carole M. Laible
Name: Carole M. Laible
Title: President

EXHIBIT INDEX

The following materials are made a part of the Application and are attached hereto:

Exhibit A Resolutions

Exhibit B Verification

EXHIBIT A

Resolutions of the Board of Trustees

relating to the authorization of Exemptive Application

Domini Social Investment Trust

on behalf of its series,

Domini Social Equity Fund, Domini International Social Equity Fund,

and Domini Social Bond Fund

RESOLVED, that the President, Treasurer, Secretary and Chief Compliance Officer of Domini Social Investment Trust (the “Trust”) be, and they hereby are, and each of them acting individually hereby is, authorized to execute and file with the Securities and Exchange Commission on behalf of the Fund an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and fire subadvisers and amend Subadvisory contracts on behalf of the Fund without shareholder approval (the “Exemptive Application”), in the form discussed at this meeting, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

EXHIBIT B

Verifications of Domini Social Investments LLC and Domini Social Investment Trust

The undersigned states that she has duly executed the attached Amended and Restated Application dated March 15, 2012 for and on behalf of Domini Social Investments LLC in her capacity as the President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Domini Social Investments LLC

By: /s/ Carole M. Laible

Name: Carole M. Laible

Title: President

The undersigned states that she has duly executed the attached Amended and Restated Application dated March 15, 2012 for and on behalf of Domini Social Investment Trust in her capacity as the Vice-President and Treasurer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Domini Social Investment Trust

By: /s/ Carole M. Laible

Name: Carole M. Laible

Title: Vice-President and Treasurer